Exhibit No. (12)

KIMBERLY-CLARK CORPORATION AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
(Dollar amounts in millions)

	Year Ended December 31
	2011	2010	2009	2008	2007

Consolidated Companies
Income from continuing operations before income taxes	$2,183	$2,550	$2,576	$2,289	$2,318
Interest expense	277	243	275	304	265
Interest factor in rent expense	93	94	90	102	88
Amortization of capitalized interest	13	14	14	13	15

Equity Affiliates
Share of 50%-owned:
Income before income taxes	(1)	-	-	1	2
Interest expense	-	-	-	-	-
Interest factor in rent expense	-	-	-	-	-
Amortization of capitalized interest	-	-	-	-	-
Distributed income of less than 50%-owned	137	132	114	131	130

Earnings	$2,702	$3,033	$3,069	$2,840	$2,818

Consolidated Companies
Interest expense	$277	$243	$275	$304	$265
Capitalized interest	8	12	13	14	18
Interest factor in rent expense	93	94	90	102	88

Equity Affiliates
Share of 50%-owned:
Interest and capitalized interest	-	-	-	-	-
Interest factor in rent expense	-	-	-	-	-

Fixed Charges	$378	$349	$378	$420	$371

Ratio of earnings to fixed charges	7.15	8.69	8.12	6.76	7.60

Note:
We are liable for certain obligations of S.D. Warren Company, which was sold in December 1994. The buyer provided us with a letter of credit from a major financial institution guaranteeing repayment of these obligations. No losses are expected from these arrangements and they have not been included in the computation of earnings to fixed charges.